EXHIBIT 12

EOG RESOURCES, INC.
Computation of Ratio of Earnings to Fixed Charges and
Combined Fixed Charges and to Preferred Stock Dividends
(In Thousands)
(Unaudited)

Year Ended December 31	2005	2004	2003	2002	2001

EARNINGS AVAILABLE FOR
FIXED CHARGES:
Net Income Before Cumulative Effect of
Change in Accounting Principle (1)	$1,259,576	$624,855	$437,276	$87,173	$398,616
Less: Capitalized Interest Expense	(14,596)	(9,631)	(8,541)	(8,987)	(8,646)
Add: Fixed Charges	90,933	83,264	78,138	77,149	62,333
Income Tax Provision	705,561	301,157	216,600	32,499	232,829
EARNINGS AVAILABLE	$2,041,474	$999,645	$723,473	$187,834	$685,132

FIXED CHARGES:
Interest Expense	$62,506	$63,128	$58,711	$59,654	$45,110
Capitalized Interest	14,596	9,631	8,541	8,987	8,646
Capitalized Expenses Related to Indebtedness	2,381	1,994	3,477	1,652	1,865
Rental Expense Representative of Interest Factor	11,450	8,511	7,409	6,856	6,712
TOTAL FIXED CHARGES	90,933	83,264	78,138	77,149	62,333
Preferred Stock Dividends on a Pre-tax Basis	11,595	16,142	16,497	15,145	17,416
COMBINED TOTAL FIXED CHARGES AND
PREFERRED STOCK DIVIDENDS	$102,528	$99,406	$94,635	$92,294	$79,749

RATIO OF EARNINGS TO
FIXED CHARGES	22.45	12.01	9.26	2.43	10.99

RATIO OF EARNINGS TO
COMBINED FIXED CHARGES
AND PREFERRED STOCK DIVIDENDS	19.91	10.06	7.64	2.04	8.59

(1) EOG adopted Statement of Financial Accounting Standards (SFAS) No. 143, "Accounting for Asset Retirement Obligations" on January 1, 2003. Pro forma net income for 2002 through 2001 is not presented since the pro forma application of SFAS No. 143 to the prior periods would not result in pro forma net income materially different from the actual amount reported.